UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Radyne Corporation

(Name of Subject Company)

Radyne Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

750611402

(CUSIP Number of Class of Securities)

Carl Myron Wagner

Chief Executive Officer

Radyne Corporation

3138 East Elwood Street

Phoenix, Arizona 85034

(602) 437-9620

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with a copy to:

Steven D. Pidgeon, Esq.

DLA Piper US LLP

2415 East Camelback Road

Suite 700

Phoenix, Arizona 85016-4245

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Third Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) initially filed by Radyne Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2008. The Schedule 14D-9 relates to a tender offer by Comtech TA Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), as disclosed in a Tender Offer Statement on Schedule TO, dated May 22, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding common stock, par value $0.001 per share, of the Company at a price of $11.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Third Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

Amendment to the Agreement and Plan of Merger.

On July 11, 2008, we entered into an Amendment to Agreement and Plan of Merger (the “Amendment”) with Comtech and Purchaser. Under the terms of the Amendment, the expiration date for the cash tender offer for the Company Common Stock has been extended to 12:01 a.m., New York City time, on August 1, 2008 (the “Extended Expiration Date”). Purchaser and Comtech have agreed that all the tender offer conditions have been satisfied as of July 11, 2008, except those conditions related to (i) the issuance of any injunctions or orders restraining the transaction (item (b) of Annex A to the Merger Agreement), (ii) changes in board recommendation in connection with an acquisition proposal (item (c) of Annex A to the Merger Agreement), and (iii) the failure of at least 50% of Radyne Corporation shares being tendered prior to the Extended Expiration Date (clause (i) of the second paragraph of Annex A to the Merger Agreement). Subject to the foregoing, Purchaser and Comtech have also agreed to consummate the tender offer and the Merger within three business days after the Extended Expiration Date. This summary is qualified in its entirety by reference to the Amendment, which has been filed as Exhibit e(12) to this Third Amendment and is incorporated in this Statement by reference.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented as follows:

Extension of Offer

On July 14, 2008, Comtech announced that Purchaser and Comtech had entered into the Amendment. A copy of the press release issued by Comtech on July 14, 2008 is filed as Exhibit (a)(13) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of is hereby amended and supplemented as follows:

Exhibit No.	Description
e(12)	Amendment to Agreement and Plan of Merger, dated as of July 11, 2008 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Radyne Corporation on July 14, 2008).

a(13)	Press release issued by Comtech on July 14, 2008 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 3 to Schedule TO filed by Comtech and Purchaser with the SEC on July 14, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Third Amendment is true, complete and correct.

RADYNE CORPORATION

	By:	/s/ Malcolm C. Persen
Malcolm C. Persen
Chief Financial Officer

Dated: July 14, 2008